SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 11-K

(Mark One)

       (X)     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the Year Ended December 31, 1994

                                   OR

       ( )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the Transition Period From      to
                              Commission File Number

                 A. Full title of the Plan and the address of the
                    Plan, if different from that of the issuer named below:

                    ACCEPTANCE INSURANCE COMPANIES INC.
           EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

                 B. Name of issuer of the securities held
                    pursuant to the Plan and the address of its principal executive office:

                    ACCEPTANCE INSURANCE COMPANIES INC.
                           ONE CENTRAL PARK PLAZA
                     222 SOUTH 15TH STREET, SUITE 600
                           OMAHA, NEBRASKA 68102

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ACCEPTANCE INSURANCE COMPANIES INC.
                              EMPLOYEE STOCK OWNERSHIP AND TAX
                              DEFERRED SAVINGS PLAN
                              -----------------------------------
                              (Name of Plan)


        July 14, 1995              /s/ Georgia M. Mace
Date: __________________      By ________________________________
                                   Georgia M. Mace
                                   Plan Administrator

                      REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.


Table of Contents


(a)  Financial Statements and Annual Report Schedules

     Independent Auditors' Report of Pfeister & Associates
     Independent Auditors' Report of Deloitte & Touche
     Statement of Net Assets Available for Benefits,
       December 31, 1994
     Statement of Net Assets Available for Benefits,
       December 31, 1993
     Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1994
     Statement for Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1993
     Notes to Financial Statements

(b)  Annual Report Schedules

     Item 27a - Schedule of Assets Held for Investment
       Purposes, December 31, 1994
     Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1994

(c)  Exhibits

     Exhibit 23.1 - Independent Auditors' Consent of
       Pfeister & Associates

     Exhibit 23.2 - Independent Auditors' Consent of
       Deloitte & Touche


Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Acceptance Insurance Companies Inc. Employee Stock
  Ownership and Tax Deferred Savings Plan
Omaha, Nebraska

We have audited the accompanying statement of net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The statement of net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1993, and the related statement of changes in net assets available for benefits for the year then ended were audited by other auditors whose report dated July 1, 1994 expressed an unqualified opinion on such financial statements.



/s/ Pfeister & Associates

PFEISTER & ASSOCIATES


July 7, 1995
Omaha, Nebraska

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Acceptance Insurance Companies Inc. Employee Stock
  Ownership and Tax Deferred Savings Plan
Omaha, Nebraska


We have audited the accompanying statement of net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 1993, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1993 financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1993, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP


July 1, 1994
Omaha, Nebraska

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1994
- - ----------------------------------------------------------------------------------------------------

                                   Guaranteed                  Money
                                    Interest                   Market      Balanced      Income
                                    Contracts      Other       Funds       Portfolio    Portfolio
ASSETS

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                    $   --       $   --       $   --       $   --       $   --
  Money Market Fund                  138,042       16,281      472,834       41,851       34,026
  U.S. Government Securities            --           --           --        112,457       55,748
  Corporate Securities                  --           --           --           --           --
  Common Stock                          --           --           --        127,263       27,189
  Preferred Stock                       --           --           --           --           --
  Participant Loans                     --         91,715         --           --           --

Investments at Contract Value:
  Guaranteed Interest Contracts      342,288         --           --           --           --

  Cash                                  --             68       31,868         --           --

Receivables:
  Employer Contributions                --        126,720         --           --           --
  Employee Contribution                 --         22,331         --           --           --
  Accrued Interest                     1,193           58        1,980        2,995        1,248
                                    --------     --------     --------     --------     --------
    Total assets                     481,523      257,173      506,682      284,566      118,211
                                    --------     --------     --------     --------     --------

LIABILITIES

  Excess contributions payable         1,575         --           --          5,068        1,566
  ESOP Loan                             --           --           --           --           --
                                    --------     --------     --------     --------     --------
    Total liabilities                  1,575         --           --          5,068        1,566
                                    --------     --------     --------     --------     --------

Net Assets Available
  for Benefits                      $479,948     $257,173     $506,682     $279,498     $116,645
                                    ========     ========     ========     ========     ========

                                     Capital      Acceptance   Employee
                                   Appreciation     Common       Stock
                                    Portfolio     Stock Fund   Ownership       Total
ASSETS

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                    $     --       $460,320    $1,203,075    $1,663,395
  Money Market Fund                    381,880       77,704          --       1,162,618
  U.S. Government Securities            49,109         --            --         217,314
  Corporate Securities                 723,062         --            --         723,062
  Common Stock                       1,817,079         --            --       1,971,531
  Preferred Stock                       50,893         --            --          50,893
  Participant Loans                       --           --            --          91,715

Investments at Contract Value:
  Guaranteed Interest Contracts           --           --            --         342,288

  Cash                                    --            499           738        33,173

Receivables:
  Employer Contributions                  --           --            --         126,720
  Employee Contribution                   --           --            --          22,331
  Accrued Interest                      24,302          323          --          32,099
                                    ----------     --------    ----------    ----------
    Total assets                     3,046,325      538,846     1,203,813     6,437,139
                                    ----------     --------    ----------    ----------


LIABILITIES

  Excess contributions payable          17,594        2,916          --          28,719
  ESOP Loan                               --           --         297,110       297,110
                                    ----------     --------    ----------    ----------
    Total liabilities                   17,594        2,916       297,110       325,829
                                    ----------     --------    ----------    ----------

Net Assets Available
  for Benefits                      $3,028,731     $535,930    $  906,703    $6,111,310
                                    ==========     ========    ==========    ==========

              The accompanying notes are an integral part of the financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1993
- - ----------------------------------------------------------------------------------------------------

                                             Woodward                        Acceptance   Employee
                                   Money      Equity   Woodward  Woodward      Common      Stock
                                   Market     Index     Bond    Opportunity    Stock      Ownership
                                    Fund      Fund      Fund       Fund        Fund        Fund
ASSETS

Investments:
  Acceptance Insurance
    Companies Inc.
    Common Stock                  $   --    $   --     $  --      $   --      $262,373    $678,539
  Acceptance Insurance
    Companies Inc.
    Warrants                          --        --        --          --        40,164      83,943
  Orange-co., Inc. Common Stock       --        --        --          --         1,486        --
  Woodward Equity Index Fund          --     104,649      --          --          --          --
  Woodward Bond Fund                  --        --      87,090        --          --          --
  Woodward Opportunity Fund           --        --        --       207,953        --          --
  Money Market Fund                287,247        10         9        --        63,053       1,352

  Participant loans                   --        --        --          --          --          --

  Cash                                   1         1      --             1         (51)       --

Receivables:
  Employer contributions              --        --        --          --          --          --
  Accrued interest                     754      --        --          --           180           3
                                  --------  --------   -------    --------    --------    --------
Net assets available
  for benefits                    $288,002  $104,660   $87,099    $207,954    $367,205    $763,837
                                  ========  ========   =======    ========    ========    ========


                                   Other      Total
ASSETS

Investments:
  Acceptance Insurance
    Companies Inc.
    Common Stock                  $   --    $  940,912
  Acceptance Insurance
    Companies Inc.
    Warrants                          --       124,107
  Orange-co., Inc. Common Stock       --         1,486
  Woodward Equity Index Fund          --       104,649
  Woodward Bond Fund                  --        87,090
  Woodward Opportunity Fund           --       207,953
  Money Market Fund                  5,642     357,313

  Participant loans                134,972     134,972

  Cash                               2,716       2,668

Receivables:
  Employer contributions            58,054      58,054
  Accrued interest                      15         952
                                  --------  ----------
Net assets available
  for benefits                    $201,399  $2,020,156
                                  ========  ==========

              The accompanying notes are an integral part of the financial statements.
Acceptance Insurance Companies Inc.

Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1994
- - ----------------------------------------------------------------------------------------------------

                                     Woodward    Woodward      Woodward   Guaranteed
                                      Equity       Bond      Opportunity   Interest
                                    Index Fund     Fund         Fund       Contracts      Other
Additions:
Investment Income:
  Interest                          $    --      $   --       $   --       $ 15,060     $  1,691
  Dividends                              --          --           --           --           --
  Realized (loss) gain                 (5,124)    (11,087)      (7,709)        --           --
  Unrealized (loss) gain                 --          --           --           --           --
                                    ---------    ---------    ---------    ---------    ---------
                                       (5,124)    (11,087)      (7,709)      15,060        1,691
Contributions:
  Employee                              6,952       3,573        9,890         --         22,681
  Employee Rollovers                     --          --           --           --           --
  Employer                               --          --           --           --         68,666
Loan Proceeds                            --          --           --           --           --
                                    ----------   ---------    ---------    ---------    ---------
                                        6,952       3,573        9,890         --         91,347
                                    ----------   ---------    ---------    ---------    ---------

    Total additions                     1,828      (7,514)       2,181       15,060       93,038

Deductions:
  Return of excess contributions         --          --           --         (1,575)        --
  Distributions to Plan
    participants                          (85)       (415)        (451)      (2,337)        --
  ESOP loan                              --          --           --           --           --
                                    ----------   ---------    ---------    ---------    ---------
                                          (85)       (415)        (451)      (3,912)        --

Net transfer of assets (to) from
  Other funds                        (106,403)   (79,169)     (209,617)     128,431      (37,332)
  Redland transfer                       --         --            --        340,369         --
                                    ----------   --------     ---------    ---------    ---------

Net increase                         (104,660)   (87,098)     (207,887)     479,948       55,706

Net assets available for benefits
  Beginning of year                   104,660     87,099       207,954         --        201,399

Net assets available for benefits
  at End of year                    $    --      $     1      $     67     $479,948     $257,105
                                    ==========   ========     =========    =========    =========

                                     Money                                  Capital      Acceptance
                                     Market      Balanced      Income     Appreciation     Common
                                     Funds       Portfolio    Portfolio    Portfolio     Stock Fund
Additions:
Investment Income:
  Interest                          $  17,521    $  2,781    $  1,217     $   53,560     $  1,835
  Dividends                              --           977         210         16,573         --
  Realized (loss) gain                   --          --          --            5,541      (30,972)
  Unrealized (loss) gain                 --           (14)       (270)         9,123      193,835
                                    ----------   ---------   ---------    -----------    ---------
                                       17,521       3,744       1,157         84,797      164,698
Contributions:
  Employee                            329,591      46,302      10,822         86,534       26,930
  Employee Rollovers                   93,360      43,409      23,432         35,921        6,083
  Employer                             58,054        --          --             --           --
Loan Proceeds                            --          --          --             --           --
                                    ----------   ---------   ---------    -----------    ---------
                                      481,005      89,711      34,254        122,455       33,013
                                    ----------   ---------   ---------    -----------    ---------

    Total additions                   498,526      93,455      35,411        207,252      197,711

Deductions:
  Return of excess contributions         --        (5,068)     (1,566)       (17,594)      (2,916)
  Distributions to Plan
    participants                     (106,635)       --          --          (99,575)     (94,519)
  ESOP loan                              --          --          --             --           --
                                    ----------   ---------   ---------    -----------    ---------
                                     (106,635)     (5,068)     (1,566)      (117,169)     (97,435)

Net transfer of assets (to) from
  Other funds                        (244,427)    191,111      82,800        206,157       68,449
  Redland transfer                     71,216        --          --        2,732,491         --
                                    ----------   ---------   ---------    -----------    ---------

Net increase                          218,680     279,498     116,645      3,028,731      168,725

Net assets available for benefits
  Beginning of year                   288,002        --          --             --        367,205

Net assets available for benefits
  at End of year                    $ 506,682    $279,498    $116,645     $3,028,731     $535,930
                                    ==========   =========   =========    ===========    =========

                                    Employee
                                      Stock
                                    Ownership       Total
Additions:
Investment Income:
  Interest                          $     24     $   93,689
  Dividends                             --           17,760
  Realized (loss) gain                25,495        (23,856)
  Unrealized (loss) gain             156,111        358,785
                                    ---------    -----------
                                     181,630        446,378
Contributions:
  Employee                              --          543,275
  Employee Rollovers                    --          202,205
  Employer                              --          126,720
Loan Proceeds                        297,110        297,110
                                    ---------    -----------
                                     297,110      1,169,310
                                    ---------    -----------

    Total additions                  478,740      1,615,688

Deductions:
  Return of excess contributions        --          (28,719)
  Distributions to Plan
    participants                     (38,764)      (342,781)
  ESOP loan                         (297,110)      (297,110)
                                    ---------    -----------
                                    (335,874)      (668,610)

Net transfer of assets (to) from
  Other funds                           --             --
  Redland transfer                      --        3,144,076
                                    ---------    -----------

Net increase                         142,866      4,091,154

Net assets available for benefits
  Beginning of year                  763,837      2,020,156

Net assets available for benefits
  at End of year                     906,703      6,111,310
                                    =========    ===========

              The accompanying notes are an integral part of the financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1993
- - ----------------------------------------------------------------------------------------------------

                                                 Woodward                               Ambassador
                                     Money        Equity      Woodward     Woodward       Growth
                                     Market        Index        Bond      Opportunity     Stock
                                      Fund         Fund         Fund         Fund         Fund
Additions:
  Investment Income:
    Interest                       $   9,152     $    702     $ 1,267      $    559     $   1,245
    Dividends                           --           --          --            --           5,200
    Net appreciation in fair
      value of estimates               2,693         (774)     (1,298)        8,528        22,624
                                   ----------    ---------    --------     ---------    ----------
                                      11,845          (72)        (31)        9,087        29,069
Contributions:
  Employee                           192,994         --          --            --          42,194
  Employee rollovers                  20,574         --          --            --            --
  Employer                              --           --          --            --            --
                                   ----------    ---------    --------     ---------    ----------
                                     213,568         --          --            --          42,194
                                   ----------    ---------    --------     ---------    ----------

Total Additions                      225,413          (72)        (31)        9,087        71,263

Deductions:
  Distributions to Plan
    participants                     (37,372)        (221)       (295)         --         (38,269)
  Transfer of assets (to)
    from other funds                (124,411)     104,953      87,425       198,867      (242,540)
                                   ----------    ---------    --------     ---------    ----------

  Net increase (decrease)             63,630      104,660      87,099       207,954      (209,546)

  Net assets available for
    benefits at beginning
    of year                          224,372         --          --            --         209,707
                                   ----------    ---------    --------     ---------    ----------

  Net assets available for
    benefits at end of year        $ 288,002     $104,660     $87,099      $207,954     $     161
                                   ==========    =========    ========     =========    ==========

                                                 Acceptance  Employee
                                   Ambassador     Common       Stock
                                    Indexed       Stock      Ownership
                                     Fund         Fund         Plan          Other         Total
Additions:
  Investment Income:
    Interest                       $     229     $    604     $     37     $    (93)    $   13,702
    Dividends                          7,843         --           --           --           13,043
    Net appreciation in fair
      value of estimates               1,303      102,485      192,525         --          328,086
                                   ----------    ---------    ---------    ---------    -----------
                                       9,375      103,089      192,562          (93)       354,831
Contributions:
  Employee                            36,256       19,955         --           --          291,399
  Employee rollovers                    --           --           --           --           20,574
  Employer                              --           --           --         58,054         58,054
                                   ----------    ---------    ---------    ---------    -----------
                                      36,256       19,955         --         58,054        370,027
                                   ----------    ---------    ---------    ---------    -----------

Total Additions                       45,631      123,044      192,562       57,961        724,858

Deductions:
  Distributions to Plan
    participants                     (41,733)     (13,121)        (153)        --         (131,164)
  Transfer of assets (to)
    from other funds                (185,870)      87,752         --         73,824           --
                                   ----------    ---------    ---------    ---------    -----------

  Net increase (decrease)           (181,972)     197,675      192,409      131,785        593,694

  Net assets available for
    benefits at beginning
    of year                          182,014      169,530      571,428       69,411      1,426,462
                                   ----------    ---------    ---------    ---------    -----------

  Net assets available for
    benefits at end of year        $      42     $367,205     $763,837     $201,196     $2,020,156
                                   ==========    =========    =========    =========    ===========

              The accompanying notes are an integral part of the financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Notes to Financial Statements
Years Ended December 31, 1994 and 1993
- - -----------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Acceptance Insurance Companies Inc. Employee Stock Ownership (ESOP) and Tax Deferred Savings Plan (401[k]) (the
     Plan) was established to enable participating employees of Acceptance Insurance Companies Inc. (the Company) to share in the growth of the employer and to provide participants with future economic security. Participation in the Plan is voluntary and is applicable to all employees who have been credited with one year of service and attained the age of 21 for the ESOP portion and have been credited with six months of service and attained the age of 21 for the 401(k) portion. The Plan is administered by the Acceptance Insurance Companies Inc. Administrative Committee.

     Contributions

     Employee contributions are invested in one or more funds as elected by the employee. As of December 31, 1994, the following funds were available for investment: Money Market Fund, Income Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Guaranteed Interest Contracts; and Acceptance Insurance Companies Inc. Common Stock Fund. Employer contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in one or more funds for the 401(k) portion of the Plan as directed by the participant.

     Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k) portion Plan from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required, to contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company's Board of Directors.

     Vesting

     Employer contributions to the ESOP portion of the Plan become vested in accordance with a vesting schedule which increases 20% for each consecutive year of service starting with the third year of service and are fully vested after seven years of service. For the 401(k) portion of the Plan, except upon death, disability or retirement, whereupon employer contributions become fully vested, employer contributions are vested 10% with one year of service and vesting increases to 30%, 50%, 75% and 100% through five years of service. Employee contributions are fully vested at all times.

     The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant's account was invested in Acceptance Insurance Companies Inc. common stock, the payment can be in the form of stock or cash. For all other account balances lump sum payment is in cash only.

     Loans to participants
     The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except for loans for the participant's principal residence where the maturity date can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

     Plan merger
     On July 1, 1994, the Redland Group Profit Sharing Plan and 401(K) Plan were merged into the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan. The transferred net assets have been recognized in the accounts of the Acceptance Plan as of July 1, 1994, at the balances previously carried in the accounts of the Redland Group plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from July 1, 1994. A summary of the transferred net assets follows:

          Investments, at fair value         $ 3,168,208
          Receivables:
            Employee contributions                21,214
            Others                                   432
          Accounts payable and accrued
            liabilities                          (45,778)
                                             ------------

                                             $ 3,144,076
                                             ============

     Plan termination
     The term of the plan is indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. In the event the Plan is terminated, with certain exceptions each participant's account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan's assets to participants in lump sum distributions, which shall be made in whole shares of the Acceptance Insurance Companies Inc. stock to the extent the fund is so comprised and cash.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Acceptance Insurance
     Companies Inc. Employee Stock Ownership and Tax Deferred
     Savings Plan are prepared on the accrual basis of accounting.

     Investments - Investments in equity securities are recorded at fair value. Mutual fund units are recorded at reported net asset value. Investments in guaranteed interest contracts are valued at contract value (see Note 3), which approximates fair value. Participant loans are carried at the balance of outstanding principal.

     Interest and dividend income are recorded on the accrual basis.

     Payment of benefits - Benefits are recorded when paid.

3.   GUARANTEED INTEREST CONTRACTS WITH INSURANCE COMPANY

     Assets that were merged into the Plan from the Redland Group 401(K) Plan (see Note 1) include a Guaranteed Interest Account entered into with Principal Mutual Life Insurance Company (Principal) on September 1, 1992. Pursuant to the merger, the contracts were transferred to the Plan trustee, who maintains the contributions. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals.

4.   EXERCISE OF WARRANTS

     Effective November 28, 1994, the Plan exercised its 27,010 warrants to purchase common stock of Acceptance Insurance Companies Inc. at $11.00 a share, for a total purchase price of $297,110, financed by a term note guaranteed by the Company.

     The term note bears interest at 7.5%, payable in annual installments of $56,094 including principal. The annual principal and interest payments are due beginning February 1, 1995, with any remaining principal due February 1, 2001. Effective November 28, 1994, the Company entered into a contribution agreement whereby the Company agrees to contribute to the Plan a sufficient amount to allow the Plan to pay the annual installments of principal and interest on the loan. The Plan agrees to apply any amounts received toward the annual principal and interest installments.

5.   FEES AND EXPENSES

     Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance Companies Inc.
     for the years ended December 31, 1994 and 1993.

6.   INCOME TAX STATUS

     The Plan, as amended and restated October 1, 1990, has been submitted to the Internal Revenue Service for a determination of exemption from federal income tax under
     Section 401(a) of the Internal Revenue Code. Although such determination has not been received, it is the opinion of the Plan administrator and the Plan's counsel that the Plan is designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore they believe that the Plan was qualified and the related trust was tax exempt as of the date of the financial statements.

     A participant's contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions are taxable to the participant upon receipt. A participant is not subject to federal income taxes on the amount of Company contributions and Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

7.   RELATED PARTY TRANSACTIONS

     Mammel and Associates, a related party, began administering the Plan on July 1, 1994. As stated in Note 5, all fees incurred for Plan administration were paid by Acceptance
     Insurance Companies Inc.

8.   INVESTMENTS

     Investments held by the Plan at December 31, are:

                                                             1994                      1993
             Description                              Cost        Market        Cost        Market
Acceptance Insurance Companies Inc.
  Common Stock (83,883 and 77,601 shares)          $  981,920   $1,258,245   $  905,324   $  940,912

Acceptance Insurance Companies Inc.
  Common Stock (27,010 shares encumbered by ESOP
  Loan (Note 4))                                      297,110      405,150         --           --

Acceptance Insurance Companies Inc.
  Warrants (41,369 shares)                               --           --         61,168      124,107

Orange-co., Inc. Common Stock
  (283 shares)                                           --           --          2,122        1,486

Common Stock of Unaffiliated Companies              1,952,196    1,971,531         --           --

Preferred Stock                                        49,626       50,893         --           --

U.S. Government Obligations                           218,882      217,314         --           --

Corporate Securities                                  733,258      723,062         --           --

Guaranteed Interest Contracts                         342,288      342,288         --           --

Woodward Equity Index Fund
  (9387 units)                                           --           --        106,604      104,649

Woodward Bond Fund
  (8,436 units)                                          --           --         90,894       87,090

Woodward Opportunity Fund
  (14,351 units)                                         --           --        209,640      207,953

Money Market Fund                                   1,162,618    1,162,618      357,313      357,313

Participant Loans                                      91,715       91,715      134,972      134,972
                                                   ----------   ----------   ----------   ----------
                                                   $5,829,613   $6,222,816   $1,868,037   $1,958,482
                                                   ==========   ==========   ==========   ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1994
- - ----------------------------------------------------------------------------------------------------

            Column B                                  Column C                 Column D    Column E
                                        Description of Investment, Including
    Identity of Issue, Borrower            Collateral, Rate of Interest,                    Current
      Lessor or Similar Party           Maturity Date, Par or Maturity Value      Cost       Value
Common Stock:                                     Number of Shares

*Acceptance Insurance Companies, Inc.                  83,883                 $  981,920  $1,258,245
*Acceptance Insurance Companies Inc.    27,010, collateralized by term note,
                                              7.5%, maturing 2/1/2001            297,110     405,150
ADT Ltd Com Par $0.10                                   4,700                     48,763      50,525
American Store Co New                                   2,280                     58,995      61,275
Apache Corp                                               980                     25,113      24,500
Belden & Blake Corp Com                                 4,000                     56,500      55,000
Brierly Investments Ltd Com                            48,200                     34,800      36,295
Bristol Myers Squibb Co.                                  970                     51,046      56,139
Chris-Craft Ind. Inc. Com                                 830                     30,606      28,635
CP Pokphan Co HK/Reg                                  153,480                     45,584      44,202
Dow Chem Co Com                                           630                     43,549      42,368
Fingerhut Cos Inc.                                      4,230                     87,839      65,565
Florida Est Coast Inds                                    100                      6,866       6,600
Focus Surgery, Inc Com                                  9,470                     11,837       7,690
Foremost Corp of America                                1,180                     37,318      42,185
Freeport-McMoran Copper & Gold                            114                      2,574       2,422
Freeport-McMoran Inc.                                   2,960                     49,950      52,540
Frontier Ins Group Inc Com                              3,500                     61,194      76,563
Great Lakes Chem Corp                                   1,200                     63,598      68,400
Hanson TR PLC ADR                                       1,610                     31,999      28,980
IMC Global, Inc Com                                     1,010                     39,390      44,187
IRT Property Co Common                                  6,400                     63,878      65,600
Jostens Inc.                                            3,500                     63,738      65,625
Lilly Eli & Co Com                                        850                     42,102      55,781
Montedison SPA ADR                                      4,310                     39,867      31,247
Newmont Mng Corp                                        2,110                     83,345      75,960
Occidental Petroleum Corp                               2,700                     54,370      51,975
OEC Medical Systems, Inc.                               3,040                     18,240      19,760
Old Republic Intl Corp                                  2,010                     42,803      42,713
Perceptron, Inc. Com                                    1,300                     21,938      29,900
Pet Inc, New                                            1,010                     18,811      19,948
Price/Costco Inc Com                                    4,000                     56,400      51,500
Pride Petroleum Svcs Inc.                              12,000                     60,600      60,000
Repap Enterprises Com                                   8,450                     30,631      43,306
Ryder Sys Inc Com                                       2,110                     55,124      46,420
SmithKline Beecham P L C ADR                            1,700                     53,096      58,225
SPDR TR Unit Ser 1                                      3,245                    146,400     147,852
TBC Corp                                                5,600                     55,300      51,800
Texas Industries, Inc Com                               1,940                     68,143      68,385
UNOCAL Corporation                                        900                     24,240      24,525
UNR Industries, Inc Com                                 4,900                     26,337      31,237
Vulcan Matls Co                                           900                     46,768      45,562
Wang Laboratories Com                                   2,710                     30,826      27,439
WMX Technologies Inc Com                                2,400                     61,718      62,700
                                                                              ----------  ----------
     Total Common Stock                                                        3,231,226   3,634,926

*Represents a Party-In-Interest

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1994
- - ----------------------------------------------------------------------------------------------------

            Column B                             Column C                      Column D    Column E
                                    Description of Investment, Including
    Identity of Issue, Borrower        Collateral, Rate of Interest,                       Current
      Lessor or Similar Party       Maturity Date, Par or Maturity Value         Cost       Value
Preferred Stock:

Digital Equipment Corp                          1010 Shares                   $   20,831  $   21,968
Sears Roebuck & Co.                              520 Shares                       28,795      28,925
                                                                              ----------  ----------
     Total Preferred Stock                                                        49,626      50,893

U.S. Government Securities:

US Treasury                                   50,000
                                    Note Dated 11/15/91-7.5% Mat-11/15/2001   $   49,206  $   49,109
US Treasury                                  105,000
                                    Note Dated 11/15/94-7.375% Mat-11/15/97      104,934     103,885
US Treasury                                   67,000
                                    Note Dated 8/15/94-7.25% Mat-8/15/2004        64,742      64,320
                                                                              ----------  ----------
     Total US Government
       Securities                                                                218,882     217,314

Corporate Securities

Southern Pacific                      34,000 - Ser B 10.5% Mat 7/1/99-97          35,870      34,370
Unisys Corp                           51,000 - 10.625% Mat 10/1/99-97             50,554      51,216
Coltec Industries                     25,000 - 9.75% Mat - 11/1/99                25,062      24,375
Embassy Suites                        42,000 - 8.75% Mat - 3/15/2000-98           40,110      39,270
Coltec Industries                     28,000 - 9.75% Mat - 4/1/2000               28,035      27,580
Hillhaven Corp                        42,000 - 10.125% Mat - 9/1/2001-98          41,633      41,895
Safeway Stores Inc.                   68,000 - 10% Mat - 12/1/2001                72,420      70,635
Westpoint Stevens Inc.                45,000 - 8.75% Mat - 12/15/2001-98          40,894      41,513
Green Tree Accept Inc.                34,000 - 10.25% Mat - 6/1/2002              36,890      35,530
Leucadia National Corp                34,000 - 10.375% Mat - 6/15/2002-97         36,210      35,615
Manor Care Inc.                       21,000 - 9.5% Mat - 11/15/2002-97           21,577      21,473
Payless Cashways                      25,000 - 9.125% Mat - 4/15/2003-98          23,875      22,500
ARA GRP                               38,000 - 8.5% Mat - 6/1/2003-98             35,530      35,530
Blount Inc.                           21,000 - 9% Mat - 6/15/2003-97              20,160      20,265
Noble Drilling                        50,000 - 9.25% Mat - 10/1/2003-98           47,125      47,250
Rykoff Sexton                         42,000 - 8.675% Mat - 11/1/2003-98          38,955      39,270
Giant Industries Inc.                 42,000 - 9.75% Mat - 11/15/2003-98          39,900      37,800
Integrated Health                     40,000 - 10.75% Mat - 7/15/2004-99          39,700      39,800
Viacom Inc.                           50,000 - 8% Mat - 7/7/2006-99               43,688      42,875
National Health Inv                   11,000 - 10% Mat - 10/17/2006-94            15,070      14,300
                                                                               ---------  ----------
     Total Corporate Securities                                                  733,258     723,062

Guaranteed Interest Contracts:

Principal Financial Group             GIC, 8.00%, matures 12/31/95                63,921      63,921
Principal Financial Group             GIC, 7.00%, matures 12/31/96                84,924      84,924
Principal Financial Group             GIC, 5.50%, matures 12/31/97                87,078      87,078
Principal Financial Group             GIC, 6.00%, matures 12/31/98                59,721      59,721
Principal Financial Group             GIC, 8.80%, matures 12/31/99                46,644      46,644
                                                                              ----------  ----------
     Total Guaranteed Interest
       Contracts                                                                 342,288     342,288

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1994
- - ----------------------------------------------------------------------------------------------------

            Column B                               Column C                    Column D    Column E
                                      Description of Investment, Including
    Identity of Issue, Borrower          Collateral, Rate of Interest,                      Current
      Lessor or Similar Party         Maturity Date, Par or Maturity Value       Cost        Value
Money Market Fund:                      1,162,618 units                        1,162,618   1,162,618

Loans to Participants:                  Participant loans bearing various
                                        dates and interest rates                  91,715      91,715
                                                                              ----------  ----------
     Total Investments                                                        $5,829,613  $6,222,816
                                                                              ==========  ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27d - Schedule of Reportable Transactions
For the Year Ended December 31, 1994
- - ----------------------------------------------------------------------------------------------------

Single Transactions Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets

        Column A                     Column B                   Column C     Column D     Column G


      Identity of                                               Purchase     Selling      Cost of
     Party Involved            Description of Assets             Price        Price        Asset
National Bank of Detroit     Money Market Fund                  $124,138     $   --       $   --
National Bank of Detroit     Money Market Fund                      --        239,347      239,347
National Bank of Detroit     Money Market Fund                      --        124,138      124,138
National Bank of Detroit     Money Market Fund                      --        238,520      238,520
National Bank of Detroit     Woodward Equity Index Fund             --        170,175      175,225
National Bank of Detroit     Woodward Bond Fund                     --        117,484      128,020
National Bank of Detroit     Woodward Opportunity Fund              --        239,964      247,175
First National Bank
  of Omaha                   Money Market Fund                   382,723         --           --
First National Bank
  of Omaha                   Money Market Fund                      --        382,734      382,734
First National Bank
  of Omaha                   Money Market Fund                   125,422         --           --
First National Bank
  of Omaha                   Money Market Fund                   110,102         --           --
First National Bank
  of Omaha                   Money Market Fund                   248,983         --           --
First National Bank
  of Omaha                   Money Market Fund                   393,684         --           --
First National Bank
  of Omaha                   Money Market Fund                      --        104,216      104,216
First National Bank
  of Omaha                   Money Market Fund                      --        145,408      145,408
First National Bank
  of Omaha                   Money Market Fund                   813,448         --           --
First National Bank
  of Omaha                   Money Market Fund                      --        526,538      526,538
First National Bank
  of Omaha                   Money Market Fund                   526,538         --           --
First National Bank
  of Omaha                   Money Market Fund                      --        519,969      519,969
First National Bank          SPDR TR Unit Ser. 1,
  of Omaha                     2440 Shares                       110,102         --           --
First National Bank          Acceptance Insurance
  of Omaha                     Companies Inc.
                               Common Stock, 34,794 Shares       382,734         --           --

Single Transactions Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets

        Column A              Column H       Column I

                              Current
      Identity of              Value         Net Gain
     Party Involved           of Assets      or (Loss)
National Bank of Detroit       $   --        $   --
National Bank of Detroit           --            --
National Bank of Detroit           --            --
National Bank of Detroit           --            --
National Bank of Detroit           --          (5,050)
National Bank of Detroit           --         (10,536)
National Bank of Detroit           --          (7,211)
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --

First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                         --            --
First National Bank
  of Omaha                      112,660          --
First National Bank
  of Omaha
                                521,910          --

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27d - Schedule of Reportable Transactions
For the Year Ended December 31, 1994
____________________________________________________________________________________________________


Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets

        Column A                      Column B                  Column C     Column D     Column E

                                                                                           Total
                                                                                           Dollar
      Identity of                                               Number of    Number of    Value of
     Party Involved             Description of Assets           Purchases     Sales       Purchases
National Bank of Detroit    Money Market Fund                       76         40           581,279
First National Bank
  of Omaha                  Money Market Funds                     181         82         4,589,367
First National Bank         3,245 Shares
  of Omaha                  SPDR TR Unit Ser. 1                      4         --           146,400
First National Bank         105,000 Units
  of Omaha                  U.S. Treasury Notes Dated
                            11/15/94, 7.375%, Mat 11/15/97           2         --           104,934

Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets

        Column A             Column F     Column G

                              Total
                              Dollar
      Identity of            Value of     Net Gain
     Party Involved           Sales       or (Loss)
National Bank of Detroit      453,309         --
First National Bank
  of Omaha                  3,426,750         --
First National Bank
  of Omaha                       --           --
First National Bank
  of Omaha
                                 --           --